UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: November 2, 2007                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                                            IMA EXPLORATION INC.


                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF IMA EXPLORATION INC. (THE "COMPANY") FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, DECEMBER 4, 2007 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints JOSEPH GROSSO, the President, Chief Executive Officer and a director of the Company, or failing him, ARTHUR LANG, the CFO, Secretary and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT
NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all [or _______________ ] of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and at any adjournment thereof. UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:

                                                               For      Against
1.  To determine the number of directors at eight.             |_|        |_|

2.  To elect as a director:                                    For      Withhold

    Vote FOR all directors.................................... |_|

    Joseph Grosso............................................. |_|        |_|
    Arthur Lang............................................... |_|        |_|
    R. Stuart (Tookie) Angus.................................. |_|        |_|
    Chet Idziszek............................................. |_|        |_|
    David  Terry.............................................. |_|        |_|
    Leonard Harris............................................ |_|        |_|
    David Horton.............................................. |_|        |_|
    Jerry Minni............................................... |_|        |_|

3.  To appoint PricewaterhouseCoopers LLP as auditors for      |_|        |_|
    the Company and to authorize the Audit Committee to fix
    their remuneration.
                                                               For      Against

4.  To pass an  ordinary  resolution  to ratify, confirm  and  |_|        |_|
    approve the Company's stock option plan.

   THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

================================================================================

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING.


SIGNATURE: ________________________________  NAME: ________________ DATE: ______
           (PROXY MUST BE SIGNED AND DATED)        (PLEASE PRINT)

If someone other than the named registered shareholder signs this Proxy on behalf of such shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy. TO BE USED AT THE MEETING, THIS PROXY MUST BE RECEIVED AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA BY MAIL OR BY FAX NO LATER THAN 48 HOURS BEFORE THE MEETING. THE MAILING ADDRESS OF COMPUTERSHARE TRUST COMPANY IS 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AND ITS FAX NUMBER IS 1-866-249-7775.
================================================================================


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                                                            IMA EXPLORATION INC.

1. IF YOU ARE A REGISTERED SHAREHOLDER AND WISH TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please register your attendance with the Company's scrutineer at the Meeting.

2. IF YOU ARE A REGISTERED SHAREHOLDER BUT WILL NOT BE ATTENDING THE MEETING, you can APPOINT ANOTHER PERSON, who need not be a shareholder of the Company, to vote according to your instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the proxy as directed. Where no choice on a resolution is specified by the shareholder, this proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote as the proxyholder may see fit.

3. IF YOU ARE A REGISTERED SHAREHOLDER BUT WILL NOT BE ATTENDING THE MEETING, YOU CAN APPOINT ONE OF THE INDIVIDUALS NAMED BY MANAGEMENT as proxyholder to attend and vote at the Meeting. You may do so by leaving the wording appointing such individual as shown, then sign, date and return the proxy as directed. Where no choice is specified by the shareholder on any resolution and management's nominee is appointed as proxyholder, they will vote the securities as if the shareholder had specified an affirmative vote.

4. The securities represented by this proxy will be voted in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of matters to be considered at the Meeting, or matters which may properly come before the Meeting, the proxyholder may vote the Shares represented by this proxy as the proxyholder, in its sole discretion, sees fit.

5. If a registered shareholder completes and returns the proxy, such shareholder may still attend the Meeting and vote in person should such shareholder later decide to do so. To vote in person at the Meeting, the shareholder must register with the Scrutineer at the Meeting and revoke the proxy in writing.

6. This proxy is not valid unless it is dated and signed by the shareholder or by such shareholder's attorney duly authorized by such shareholder in writing, or, in the case of a company, by its duly authorized officer or attorney. If the proxy is executed by an attorney or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany this proxy.

7. To be effective, a proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Ltd., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Fax (within North America): 1-866-249-7775 Fax
         (outside       North       America):        416-263-9524,        Email:
         caregistryinfo@computershare.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

8.       PLEASE SIGN AND DATE THIS INSTRUMENT OF PROXY.


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